EXHIBIT 21

COURIER CORPORATION

SUBSIDIARIES OF REGISTRANT

Registrant has the following subsidiaries:

Name	Immediate Parent	Jurisdiction of Incorporation	% Owned by Immediate Parent

Book-mart Press, Inc.	National Publishing Company	New Jersey	100%

Courier New Media, Inc.	National Publishing Company	Massachusetts	100%

Courier Companies, Inc.	National Publishing Company	Massachusetts	100%

Courier Kendallville, Inc.	National Publishing Company	Indiana	100%

Courier Properties, Inc.	National Publishing Company	Massachusetts	100%

Dover Publications, Inc.	National Publishing Company	New York	100%

Research & Education Association, Inc.	National Publishing Company	New Jersey	100%

National Publishing Company	Courier Corporation	Pennsylvania	100%

Courier Foreign Sales Corporation Ltd.	National Publishing Company	Jamaica	99%